SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Related Party Transaction Policy and Management of Conflict of Interest

Internal Areas Responsible for Issuance

Vice Presidency of Governance, Risks and Compliance / Department of Strategic Governance and Intelligence.

Target Audience

Employees, managers, officers and directors of Eletrobras.

Approval

Resolution 453/2023, of 08/15/2023, of the Executive Board of Eletrobras.

Resolution 140/2023, of 08/25/2023, of the Board of Directors of Eletrobras.

Repository

Eletrobras policies can be found at: https://eletrobras.com/pt/Paginas/Estatuto-Politicas-e-Manuais.aspx

Copyright And Confidentiality

The contents of this document may not be reproduced without proper authorization. All rights belong to Eletrobras.

Maximum Revision Interval: 5 years.

Revision History:

Issue	Approval	Main changes
1.0	RES-836/2014, of 12/22/2014	Not applicable.
2.0	RES-029/2018, of 01/15/2018 DEL-005/2018, of 01/29/2018	General review of the policy.
3.0	RES-766/2020, of 12/21/2020 DEL-223/2020, of 12/23/2020	Update of items 4 (Guidelines), 5 (Responsibilities) and 6 (Concept).
4.0	RES-771/2021, of 12/06/2021 DEL-235/2021, of 12/17/2021	Compliance with applicable legislation and Audit Report No. 03/2021, adjustment to the flowchart and internal controls, and adoption of the Related Party Transaction Identification Form.
5.0	RES-453/2023, of 08/15/2023 DEL-140/2023, of 08/25/2023	Compliance with good corporate governance practices to the applicable legislation, considering the private environment, and the current articles of incorporation of Eletrobras and Eletrobras companies; adjustment to internal controls; adoption of the Term of Adhesion to this policy and Self-Declaration of Related Parties.

RELATED PARTY TRANSACTION POLICY AND MANAGEMENT OF CONFLICT OF INTEREST

RELATED PARTY TRANSACTION POLICY AND MANAGEMENT OF CONFLICT OF INTEREST

1	Objective

It establishes principles, guidelines and responsibilities so that Transactions with Related Parties (“TRP”) comply with applicable regulations, observe market practices, respect good corporate governance practices, and notably comply with the principles of competitiveness, commutativity, transparency and equity, to safeguard the legitimate interests of Eletrobras and its stakeholders, in addition to contributing to the generation of sustainable value and the continuity of Eletrobras and Eletrobras companies.

This policy applies to Eletrobras and Eletrobras companies, and it is mandatory for its shareholders to exercise significant influence over the company, managers, employees, other internal governance agents, and other related parties that may carry out transactions with Eletrobras or with Eletrobras companies.

2	References

2.1 Law No. 6,404, of December 15, 1976, with subsequent amendments – Brazilian Corporation Law.

2.2 Normative acts issued by the Brazilian Securities and Exchange Commission (CVM) – CVM Resolutions Nos. 44 and 80/2022; CVM Resolution No. 642/10; CVM Guidance Opinion No. 35/08 (CVM Opinion No. 35) and CVM Annual Circular Letters.

2.3 Accounting Pronouncements (CPC) 05 (R1) – Disclosure on Related Parties and CPC 18 – Investment in an Affiliate, Subsidiary and Joint Venture.

2.4 Brazilian Institute of Corporate Governance (IBGC) – Letter of Guidance on Transactions between Related Parties.

2.5 Booklet of Recommendations of the Brazilian Securities and Exchange Commission (CVM) on Corporate Governance, June 2002.

2.6 ANEEL Normative Resolution No. 948/2021, of November 16, 2021.

2.7 Articles of incorporation of Eletrobras and Eletrobras companies.

2.8 Eletrobras Compliance Policy.

2.9 Regulatory Jurisdiction of Eletrobras Companies.

2.10 Eletrobras Code of Conduct.

2.11 Manual of the Representative Director of Eletrobras Companies.

3	Principles

3.1        Guarantee of the effectiveness and independence of the negotiation and decision-making process.

3.2 Guarantee of the strictly commutative nature of the agreed conditions or the appropriate compensatory payment, in line with market practices.

3.3 Transparent and clear information to the market on the terms, conditions and parties involved in transactions with related parties, ensuring disclosure in an appropriate and timely manner, in accordance with applicable law.

3.4 Adoption of best corporate governance practices in transactions with related parties.

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3.5 Compliance with the Eletrobras Code of Conduct and applicable legislation.

3.6 Care for the legitimate interests of Eletrobras, preserving equity among all shareholders and ensuring the advantage that offsets the costs and risks of monitoring the related party transaction.

3.7 Compliance with fiduciary duties in dealing with transactions with related parties, including the identification of measures and procedures to be followed for satisfactory management of the conflict of interest.

4	Guidelines
4.1	General Guidance on Transactions with Related Parties

4.1.1 Eletrobras and Eletrobras' companies may carry out transactions with related parties to take advantage of synergies and achieve operational efficiency, thus improving their jointly considered result.

4.1.2 The negotiation and decision-making processes of transactions with related parties must be independent and transparent, in order to ensure that the transaction is justified, commutative and contracted on a fair basis and market conditions, or with adequate compensation, so that there is no business that exclusively and/or disproportionately benefits one of the related parties.

4.1.3 The proposing area must ensure that the negotiation process takes into account, among others, the following relevant criteria: (i) adequate and timely investigation of the matter of transaction with a related party; (ii) identification and adequate management of possible cases of conflict of interest; (iii) competent management bodies to assess the transaction; (iv) prior mapping of the need to disclose the transaction to the market and timely involvement of the investor relations team.

4.1.4 The proposing areas must exercise, on a case-by-case basis, the preventive control of the admissibility of a transaction with a related party, through the initial verification of its reasonableness and the adequacy of the decision-making mechanism adopted, without prejudice to the fiduciary duties of the administrators, members of statutory committees and fiscal advisors.

4.1.5 The prior analysis of transactions with related parties by the proposing areas must be carried out considering the following dimensions:

a)	context and conditions of the respective negotiation process;
b)	the analysis of the advantage of the transaction in relation to the monitoring costs and risks involved, including image aspects and legal and tax aspects, when compared to an alternative market transaction with an unrelated party, and the Board of Directors of Eletrobras is also granted the prerogative to request from the Executive Board of the company comparative analyses of the intended transaction with market operations; and
c)	the result obtained.

4.1.6 The proposing areas must examine, when applicable, the transaction with related parties proposed in relation to any alternatives available in the market, based on informed, reflected and disinterested conduct, and choose the one that best serves the interests of Eletrobras.

4.1.7 The proposing areas must follow the CVM Instructions and Resolutions and corporate regulations, observing the applicable deadlines for disclosure to the market, in the case of entering into a transaction with related parties.

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4.1.8 In the case of a transaction involving an agent of the electricity sector, it is necessary to ensure full adherence to the requirements stipulated by ANEEL, including, when applicable, obtaining prior consent, pursuant to ANEEL Normative Resolution No. 948/2021, with its subsequent amendments.

4.1.9 The proposing area must also:

a)	Consult, prior to forwarding a transaction matter to the competent management bodies, the Register of Related Parties, referred to in sub-item 4.3 of this policy.
b)	Assess whether the intended transaction is a transaction with a related party, correctly classify, pursuant to sub-item 4.3 of this policy, and instruct, based on this policy, the matter of qualified and non-qualified transactions, including the completion and signature of the TRP Identification Form.
4.2	Procedures on cases of conflict of interest related to Eletrobras and Eletrobras companies

4.2.1 Without prejudice to the provisions contained in the Eletrobras Compliance Program, the following guidelines and procedures related to cases of conflict of interest will be observed:

a)	In view of the possibility of carrying out a transaction with related parties, it is the duty of the proposing area and all others involved in the negotiation and decision-making processes to make efforts to identify any situations of conflict in a timely manner, to prevent the undue influence of one interested party on the other and/or to prevent the participation of a conflicted interested party in the respective negotiation and decision-making processes.
b)	Anyone, as soon as they identify a potential conflict of interest with the decision to be made, including key management personnel and external members of statutory committees, must declare themselves conflicted and refrain from participating in the negotiation, evaluation and/or approval process of the transaction.
c)	The shareholder or representative of the shareholder and member of the Board of Directors or the Executive Board of Eletrobras or Eletrobras companies that are in a situation of conflict of interest must express their opinion immediately. If you do not, someone else may manifest the conflict.
d)	As soon as a conflict of interest is identified in relation to a specific topic, the shareholder or representative of the shareholder involved in Eletrobras will have access only to the documents or information on the matter disclosed to the market, under the terms of the legislation in force, and must withdraw, including physically, from the discussions at the general meeting, without neglecting their legal duties.
e)	As soon as a conflict of interest is identified in relation to a specific topic, the member of the Board of Directors or the Executive Board of Eletrobras or of the Eletrobras companies or of the advisory committee involved, shall not receive any document or information on the matter and shall withdraw, including physically, from the discussions, without neglecting their legal duties. The expression of the conflict of interest, abstention and temporary removal must be recorded in the minutes, including the nature and extent of the conflict. Whenever possible, access to the documents of the matter should only occur after the transaction has been carried out, and to the extent of the information actually disclosed to the market.
f)	If requested by any other shareholder, member of the board of directors, the executive board and/or the advisory committee, and if there is no manifestation to the contrary by the other members of the respective collegiate body, the shareholders or representatives of the shareholders, the members of the Board of Directors or the Executive Board of Eletrobras or Eletrobras companies or the advisory committee involved in a conflict of interest situation, may partially participate in the discussion, in order to provide more information about the transaction with a related party under resolution. In this case, they should be absent from the final part of the discussion and the entire deliberative phase.
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g)	The president of the board, the president of the board of directors, the president/chief executive officer and/or the coordinator will ensure compliance with the above procedures, including not computing any possible vote cast in disagreement with what is established herein.
4.3	Identification of Related Parties

4.3.1 The Vice-Presidency of Governance, Risks and Compliance of Eletrobras will manage the Register of Related Parties of Eletrobras ("Register" or "Register of Related Parties"), which will be composed at least by:

a)	Eletrobras companies (direct or indirect subsidiaries);
b)	companies with shared control and affiliates, including their respective controlled companies;
c)	shareholders who exercise significant influence in the company, according to criteria established in the corporate and accounting regulations, including its main managers;
d)	supplementary pension and health care entities of Eletrobras and Eletrobras companies;
e)	members of the boards of directors, fiscal councils, statutory committees, vice presidencies, executive boards, as well as their children; spouses or partners; the children of their spouses or partners; their dependents or their spouses or partners; their parents, siblings, grandparents and grandchildren.
f)	companies that are managed and/or controlled by the persons depicted in item ‘e’ above.

4.3.2 In order to enter into a transaction involving the transfer of resources, services, granting of guarantees, or other obligations, regardless of whether or not there is a value allocated to the transaction, as well as the acquisition of materials or the contracting of services, works and engineering services, the area responsible for the transaction must consult the Register of Related Parties available on the Eletrobras intranet and that of each of the Eletrobras companies, before formalizing the operation.

4.3.3 The vice presidents and non-statutory boards of Eletrobras must appoint representatives of their respective areas (focal points of the holding company), as well as the chief executive officer of each subsidiary must appoint representatives of their respective companies (focal points of the subsidiaries), who will be responsible for supporting the identification of a related party, request for updating and validation of the Register of Related Parties.

4.3.4 Whenever necessary, the Register of Related Parties may be changed, by requesting the focal points, which must forward supporting documentation that justifies the requested change.

4.3.5 In the first 60 days following the end of the fiscal year and upon taking office, the governance agents of Eletrobras and Eletrobras companies must submit, through the governance secretariat, a specific self-declaration form, duly completed, so that the related parties linked to the governance agents can be included in the Register of Related Parties.

4.3.6 Periodic and semi-annual updates of the Related Party Register are carried out through a workflow sent by the SAP system.

4.4	Classification of Transactions with Related Parties

4.4.1 Transactions with related parties must be classified by the proposing/requesting area among one of the following general classifications:

4.4.1.1 Exempt transaction, understood as:

a)	transaction between Eletrobras and its wholly-owned subsidiaries (Eletrobras Eletronorte, Eletrobras CGT-Eletrosul, Eletrobras Chesf and Eletrobras Furnas), without prejudice to
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the applicable regulations issued by the Brazilian Securities and Exchange Commission (CVM) and the National Electric Energy Agency (ANEEL);

b)	transaction between its wholly-owned subsidiaries, without prejudice to the applicable regulations issued by the Brazilian Securities and Exchange Commission (CVM) and the National Electric Energy Agency (ANEEL);
c)	transaction between an Eletrobras company and a governance agent, whose purpose provides for compensation, benefits and/or provision of services linked exclusively to the position of the governance agent;
d)	transaction with a related party that is of an operational and recurring nature, which integrates routine activities of an Eletrobras company and that requires a short-term decision to close the transaction, such as: (i) treasury and cash management operations (foreign exchange operations in the spot market, forward with or without physical delivery or for future settlement, cash investment operations and contracting of sureties and bank guarantees); (ii) financial fundraising operations, respecting Eletrobras' funding plan, according to the current Strategic Plan;
e)	transaction subject to specific regulation, where there is no negotiation between the parties, with rules established for all companies, such as federal tax collections.

4.4.1.2 Non-qualified transaction, understood as: the transaction with a related party not included in the concept of exempt transaction and whose competence for consideration resides in the Executive Board of Eletrobras, considering the corporate regulations that deal with the scope and competence of the collegiate bodies.

4.4.1.3 Qualified transaction, understood as: the transaction with a related party not included in the concept of exempt transaction and whose act of approval resides in the Board of Directors of Eletrobras, either due to jurisdiction or due to specific competence.

4.4.2 Transactions with related parties classified as exempt transactions, due to their nature and characteristics, are exempt from completing the TRP Identification Form, and the provisions of this policy related to the negotiation, instruction, prior analysis and decision-making process of transactions with related parties do not apply.

4.4.3 All transactions with related parties, including exempt transactions, must comply with the applicable accounting and normative rules, especially those issued by CVM and ANEEL.

4.4.4 Only qualified transactions will require prior analysis by Eletrobras' Audit and Risk Committee (CAE) regarding compliance with the rules contained in this policy.

4.4.5 Transactions with related parties classified as qualified transactions and/or non-qualified transactions must be instructed by the proposing/requesting area with the TRP Identification Form to be duly completed before making the decision, in addition to observing the provisions of sub-item 4.5 of this policy.

4.4.6 Transactions with related parties classified as qualified transactions and/or non-qualified transactions must be approved by a qualified quorum of two-thirds of its members, either on the Executive Board or on the Board of Directors of Eletrobras.

4.4.7 The concept of qualified transaction includes transactions carried out between Eletrobras or an Eletrobras company and: (i) governance agent of Eletrobras or an Eletrobras company, except as provided in sub-item 4.4.1.1, item ‘c’; (ii) a company managed and/or controlled by a governance agent of Eletrobras or an Eletrobras company, by its spouse and/or by its relative(s) up to the second degree.

4.5	Structuring and approval of matters involving qualified and non-qualified transactions

4.5.1 In addition to the usual documents used to inform the decision-making process, the proposing area is responsible for instructing the qualified/non-qualified transaction matter with the TRP Identification Form and, where applicable, the documents that are necessary to include the following information and at the risk of the process not continuing:

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a)	the main characteristics of the operation;
b)	identification of related parties;
c)	amounts, terms and existing balances;
d)	rights and obligations involved, if applicable;
e)	terms and conditions;
f)	nature of the compensation to be paid;
g)	information on guarantees given or received;
h)	estimated losses with doubtful accounts and expenses with losses recognized in the period;
i)	compensation of key management personnel;
j)	participation of the parent company and the subsidiary in a defined benefit plan with shared risks between company entities, if applicable;
k)	information on the performance of the commutativity tests: (i) comparing the deal with other similar ones already carried out in the market "fairness test" or (ii) comparing it with another, hypothetical one, if it were concluded with an independent third party, that is, verifying whether the operation would be carried out on the same terms with a third party that is not a related party, its description and its result, or, as the case may be, a description of the appropriate compensatory payment "arms-length bargain comparison";
l)	need or not to disclose to the market the information required by CVM instructions and resolutions and applicable legislation; and
m)	compliance with the requirements set forth in ANEEL Normative Resolution No. 948/2021.

4.5.2 If doubts arise in carrying out the commutativity tests or in the case of complex operations, such as corporate restructurings, the analysis must be carried out by an independent specialized institution not linked to the companies involved in the transaction with related parties.

4.5.3 The performance of corporate restructurings involving parties related to Eletrobras and Eletrobras companies must ensure equal treatment for all shareholders.

4.5.4 The support material for the approval of transactions with related parties, and the respective approval acts, must be filed by the proposing area, including for the purpose of proof with Eletrobras' internal control and audit areas.

4.5.5 The approval of transactions between related parties in publicly-held companies that correspond to more than 50% of the value of their total assets, according to the last approved balance sheet, is the responsibility of the respective general meeting.

4.5.6 The Vice-Presidency for Governance, Risks and Compliance, when consulted by the proposing area regarding doubts about the identification and classification of a transaction with related parties, must issue an opinion on the transaction and make the summary of the analysis available so that it can be included by the proposing/soliciting area in the material supporting the decision-making process.

4.6	Prohibited transactions

4.6.1 The following transactions with related parties are prohibited:

a)	carried out under non-market conditions and cumulatively, do not include adequate compensatory measures, or that in any way may harm the interests of the company or that do not ensure equal treatment to all shareholders of the company;
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b)	involving the participation of employees and managers whose business of a private or personal nature interferes or conflicts with the interests of the company or arises from the use of confidential information obtained by virtue of the exercise of the position or function they hold in the company;
c)	granting loans and guarantees of any kind to controlling shareholders, shareholders who exercise significant influence over the company and managers;
d)	carried out to the detriment of Eletrobras or Eletrobras companies in undue favor of the related party, and transactions between such parties must comply with strictly commutative conditions;
e)	that contain a form of compensation for advisors, consultants or intermediaries that are in conflict of interest with Eletrobras or an Eletrobras company, its managers, shareholders, or classes of shareholders.
4.7	Disclosure of Transactions with Related Parties

4.7.1 Accounting Disclosure:

4.7.1.1 When dealing with transactions with related parties, the financial statements must include the necessary disclosures to highlight to the public the possibility of the entity's balance sheet and income statement being affected by the existence of business with related parties.

4.7.1.2 For any transactions between related parties, it is necessary to disclose the conditions under which they were carried out. Atypical transactions with related parties after the end of the year or period must also be disclosed.

4.7.1.3 According to the accounting standard, the compensation of managers, external members of statutory committees and fiscal advisors is considered a related party transaction. However, considering that the overall compensation budget and any share-based compensation programs are subject to specific deliberation by the general meeting, and the board of directors is responsible for the discretionary act of defining the specific compensation of such agents based on the general guidelines set by the shareholders, such matters are exempt from prior analysis of commutativity, prior analysis of the CAE and specific TRP instruction.

4.7.1.4 Eletrobras and Eletrobras companies shall disclose the compensation of key management personnel in the aggregate and for each of the following categories:

a)	short-term benefits to employees and managers;
b)	post-employment benefits;

c)	other long-term benefits;

d)	employment termination benefits; and

e)	share-based compensation.

4.7.1.5 If the independent business environment can be effectively proven, it must be disclosed that the transactions with related parties were carried out on terms equivalent to those prevailing in transactions with independent parties.

4.7.1.6 Items of a similar nature may be disclosed in aggregate form, except where separate disclosure is necessary for the understanding of the effects of transactions with related parties on the financial statements of the company.

4.7.1.7 Transactions with related parties must be disclosed in the explanatory notes to the company's financial statements, in accordance with the accounting pronouncements issued by the Accounting Pronouncements Committee (CPC) and the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

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4.7.1.8 The company will promote the disclosure of transactions with related parties in the Reference Form, under the terms of the applicable CVM legislation.

4.7.1.9 Transactions with related parties must be disclosed in a timely, clear and precise manner, when the legislation in force so determines.

4.7.1.10 In order to ensure proper disclosure, the accounting areas must maintain permanent reconciliation of the accounting balances of transactions with related parties already presented in previous accounting disclosures.

4.7.1.11 Within the scope of the accounting closing process, Eletrobras' Audit and Risk Committee will evaluate and monitor, together with management, the internal audit area, the internal controls area and the accounting area, the system of internal controls for disclosing transactions with related parties.

4.7.2 Disclosure of transactions with parties related to the capital market:

4.7.2.1 In accordance with CVM Resolution No. 80, of March 29, 2022, and amendments, the Vice-Presidency of Finance and Investor Relations of Eletrobras must communicate to the market, by filing a communication of transactions with related parties with the Securities and Exchange Commission, the transactions with related parties defined in sub-item 4.7.2.5 of this policy, mentioning all the information provided for in said resolution (Communication on transactions between related parties).

4.7.2.2 In addition, notices of transactions with related parties filed with the CVM are sent to the US Securities and Exchange Commission (SEC) and to the stock exchanges in Brazil and abroad where Eletrobras has listed securities, in addition to being made available on Eletrobras' Investor Relations website.

4.7.2.3 Transactions that meet the criteria established in the applicable CVM legislation must be disclosed to the market within seven business days of their execution.

4.7.2.4 Any transaction with related parties that falls within one of the cases provided for in sub-item 4.7.2.5 may only be made public after due disclosure to the market by the Vice-Presidency of Finance and Investor Relations of Eletrobras.

4.7.2.5 The transactions with related parties that must be reported to the market are listed below:

a)	The transaction with related parties, the set of them or related transactions, whose total amount exceeds the lower of the following amounts:
–	R$50,000,000.00; or
–	1% of the total assets, considering the value of the assets calculated based on the last financial statements or, if any, on the last consolidated financial statements disclosed by the company.
b)	At the discretion of management, the transaction with related parties, the set of them or related transactions, whose total value is less than the parameters provided for in item "a", in view of:
–	the characteristics of the operation;
–	the nature of the related party's relationship with Eletrobras or the Eletrobras companies; and
–	the nature and extent of the related party's interest in the transaction.

4.7.2.6 The deadlines for sending information on transactions with related parties subject to disclosure to the market are listed below:

a)	Submission, by the proposing/requesting area to the Vice-Presidency of Finance and Investor Relations of Eletrobras, with a copy to the Vice-Presidency of Governance, Risks and Compliance, of the Notice to the Market Form, duly completed, containing all the information of sub-item 4.7.2.7, within three business days prior to the date of the
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meeting of the Executive Board of Eletrobras responsible for the assessment of the matter.

b)	The Governance Secretariat must immediately notify the Vice-Presidency of Finance and Investor Relations of Eletrobras of the approval, by the Executive Board or Board of Directors of Eletrobras or Eletrobras' companies, of any transaction with a related party that falls under one of the cases provided for in sub-item 4.7.2.5.
c)	The proposing/requesting area must communicate in advance to the Vice-Presidency of Finance and Investor Relations of Eletrobras the planning for the conclusion of a transaction with a related party already approved by the competent management bodies and framed in one of the cases provided for in sub-item 4.7.2.5, as well as communicate immediately upon completion of the transaction so that Eletrobras can disclose the transaction to the market in a timely manner.

4.7.2.7 Without prejudice to other information that may be required by applicable CVM legislation, the proposing area must send to Eletrobras' Vice President of Finance and Investor Relations, within the period established in sub-item 4.7.2.6, item "a", the following information regarding transactions with related parties that meet the criteria of sub-item 4.7.2.5:

a)	description of the transaction, including:
–	the parties and their relationship with the issuer; – the subject matter and main terms and conditions; – the date of the transaction.
b)	whether, when, how and to what extent the counterparty to the transaction, its partners or managers participated in the process:
–	Eletrobras’ decision on the transaction, describing this participation; and
–	negotiation of the transaction as representatives of Eletrobras, describing this participation.
c)	detailed justification of the reasons why management considers that the transaction complied with commutative conditions or provides for adequate compensatory payment, stating, for example:
–	if it requested proposals, carried out any pricing procedure, or attempted in any other way to carry out the transaction with third parties, explaining, if not, the reasons why it did not do so or, if so, the procedures carried out and their results;
–	reasons that led to the transaction with the related party and not with third parties;
–	detailed description of the measures taken and procedures adopted to ensure the commutativity of the operation.
d)	if the transaction in question is a loan granted by Eletrobras to the related party, the information provided in this sub-item must necessarily include:
–	explanation of the reasons why Eletrobras chose to grant it, indicating the guarantees eventually required;
–	succinct analysis of the borrower's credit risk, including independent risk classification, if any;
–	description of how the interest rate was set, considering the market risk-free rate and the borrower's credit risk;
–	comparison of the interest rate of the loan with other similar applications existing in the market, explaining the reasons for any discrepancies;
–	comparison of the interest rate of the loan with the rates of other loans received by the borrower, explaining the reasons for any discrepancies;
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–	description of the impact of the transaction on the financial liquidity condition and the level of debt of the issuer.

4.7.2.8 If, after the disclosure of the transaction or set of related transactions, the limit provided for in the relevant legislation is again reached, a new disclosure must be made.

4.7.2.9 Eletrobras and Eletrobras companies are exempt from disclosing new transaction reports related to a transaction already disclosed, provided that:

a)	the transactions are routine and related to the normal course of business of the issuer;
b)	transactions always follow the same negotiation and approval process; and
c)	in a previous statement, carried out within the same fiscal year, the issuer has indicated the routine nature of the transactions and estimated the total value of the transactions until the end of the fiscal year.

4.7.2.10 Transactions subject to specific regulation where there is no type of negotiation between the parties, with rules established for all companies, such as federal tax collections, will not be disclosed under the terms of CVM Resolution No. 080/2022 and applicable amendments.

5	Responsibilities
5.1	Board of Directors

5.1.1 Resolve on this policy and its updates.

5.1.2 Resolve on transactions with related parties under its competence, in accordance with the applicable legislation and the current Jurisdiction regulations, and must also consider the importance, nature and materiality of the transaction, as well as the opinion of the CAE.

5.1.3 Authorize the convening of an extraordinary general meeting of Eletrobras to resolve on transactions with related parties under the competence of the shareholders, ensuring the fair and equitable treatment of the shareholders.

5.2	Eletrobras Audit and Risk Committee

5.2.1 Oversee compliance with and enforcement of this policy.

5.2.2 To give an opinion on the transactions with parties related to it submitted under the terms defined in this policy, leaving its opinion recorded in the certificate dealing with the prior advisory meeting.

5.2.3 Evaluate and monitor, together with management, the internal control area, the accounting area and the internal control system for disclosing transactions with related parties.

5.3	Executive Board

5.3.1 Propose updates to this policy and ensure its implementation.

5.3.2 Approve transactions with related parties under its competence and in accordance with the regulations in force.

5.4	Focal Points

5.4.1 Request the strategic governance area to change the Eletrobras Register of Related Parties, whenever the need for change is identified.

5.4.2 Validate the Eletrobras Register of Related Parties after the requested changes have been made, as well as in the biannual periodic review.

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5.4.3 Support in the identification of a transaction between related parties of Eletrobras, whenever demanded by the proposing areas.

5.5	Governance Secretariat

5.5.1 Check the proper instruction of the matter of qualified and/or non-qualified transactions, to be submitted to the competent management bodies for resolution.

5.5.2 Communicate approvals of transactions with parties related to the Vice-Presidency of Finance and Investor Relations and the Vice-Presidency of Governance, Risks and Compliance, both of Eletrobras.

5.5.3 Provide access to this policy, to the Term of Adherence to the Related Parties Transactions Policy and Management of Conflict of Interest and to the Self-Declaration of Related Parties Form, to administrators, fiscal councilors and external members of statutory committees, when in office.

5.5.4 Request annual renewal of the Self-Declaration of Related Parties Form.

5.6	Eletrobras Investor Relations Area

5.6.1 Evaluate the information on the CVM Form for communication to the market, received from the TRP proposing area, and disclose it in accordance with the legislation in force in the markets where the company has its securities listed, observing the specificities defined in this policy.

5.7	Area Proposing the Subject

5.7.1 Request, at a focal point, the updating of Eletrobras' Register of Related Parties, whenever the need is identified for subsequent forwarding.

5.7.2 Instruct on the matter, if the TRP is framed in one of the cases provided for in sub-item 4.7.2.5, by filling out the CVM Form for communication to the market and forwarding it for evaluation by the investor relationship area, with a copy to the strategic governance area, observing the timeliness necessary to meet the disclosure period provided for in sub-item 4.7.2.6.

5.7.3 Identify and classify transactions with related parties under its management/ responsibility.

5.7.4 Complete the TRP Identification Form in cases of instruction of matters related to qualified and/or non-qualified transactions and, in case of doubt in said identification, consult the strategic governance area of Eletrobras.

5.7.5 Instruct the support material with any manifestations issued by the strategic governance area regarding consultations formulated by the proposing area on the application of this policy.

5.7.6 Submit to the appreciation of the strategic governance area of Eletrobras, prior to the submission of the transaction to the competent decision-making bodies, the analysis of commutativity for the purpose of verifying the proper instruction of the matter, according to standardized models defined by the company.

5.8	Eletrobras' Strategic Governance Area

5.8.1 Centralize the demands for changes in the Eletrobras Register of Related Parties, received from the focal points, and/or validated by them, as well as update the company's electronic registration system.

5.8.2 Send the List of Related Parties of Eletrobras to the focal points every six months for validation or change request, if the need is identified.

5.8.3 When requested by the proposing areas, issue a statement on the consultations related to transactions with related parties, based on the supporting information of the transaction, including the TRP Identification Form, and may act alone or together with the focal points, depending on the complexity of the transaction with related parties.

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5.8.4 Guide the application of this policy and promote its updating.

5.8.5 Evaluate whether the commutation analysis of qualified and non-qualified transactions is adequately instructed, according to standardized models defined by the company.

5.9	Eletrobras Registration Area

5.9.1 Include, maintain and update SAP records related to customers, suppliers, human resources, partner society and validators.

5.9.2 Comply with requests from Eletrobras' strategic governance area for changes in registrations, resulting from the identification of related parties.

5.10	Eletrobras Accounting Area

5.10.1 Ensure that the accounting information is disclosed as defined in sub-item 4.7.1.

5.11	Eletrobras Internal Controls Area

5.11.1 Define the set of internal controls necessary to comply with this policy.

5.11.2 Support the system's parameterization in order to automate transaction controls and ensure their effectiveness.

5.12	Other Eletrobras Managers

5.12.1 Adopt adequate internal controls to comply with and monitor the guidelines contained in this policy.

5.12.2 Comply with and execute this policy, including with respect to the determination and compliance with the decision-making process provided for therein.

5.12.3 Disclose and give broad transparency of transactions with related parties carried out under the terms set forth in this policy.

6	Concepts

6.1 Managers – members of the boards of directors and executive boards.

6.2 Governance Agents – managers, external members of committees and fiscal advisors.

6.3 Proposing Areas – for the purposes of this policy, they are organizational units, boards or vice presidencies responsible for instructing the matter to be submitted to the governance bodies for analysis and appreciation, identifying transactions that can be classified in the concept of transactions with related parties according to the Accounting Pronouncements Committee.

6.4 Employee benefits – are all forms of consideration paid, payable, or provided by or on behalf of the entity in exchange for services rendered to them. It also includes the consideration paid on behalf of the entity's parent company in relation to the entity.

6.5 Eletrobras Related Party Register – a set of information from a related party of Eletrobras, registered in an electronic system in the company.

6.6 Commutativity – condition in which the relationship is profitable for all contracting parties ("win-win" relationship), since there is equivalence in business considerations, observing all relevant factors, such as exchange ratio, adequacy of the valuation methodology adopted to the assets involved, reasonableness of projections and verification of alternatives available in the market.

6.7 Market Conditions – refer to business transactions characterized by: (i) occurring within the standards generally adopted in the market in similar businesses, when it is possible to make

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such a comparison; (ii) carried out in order to meet the best interests of the company; and (iii) the transaction has been completed with the diligence that would be expected from effectively independent parties.

6.8 Conflict of interest – situation generated when the personal or private interests of the policy recipients, as well as their families, administrators and/or controllers, may potentially or effectively interfere in the performance of their professional duties or potentially or effectively conflict with the legitimate interests of Eletrobras or Eletrobras' companies.

6.9 Duty of diligence – obligation attributed to the administrator, the member of the fiscal council and the member of the statutory committee, regarding the fulfillment of functions with responsibility and zeal.

6.10 Duty of loyalty – obligation attributed to the administrator, the member of the fiscal council and the member of the statutory committee, referring to acting loyally to the company and with reservation about its business, always in the best interests of the organization.

6.11 Eletrobras Companies – companies that Eletrobras has a controlling interest in.

6.12 Significant Influence – According to Technical Pronouncement 018 (CPC 18), it is the power to participate in decisions about an investee's financial and operating policies, but without individual or joint control of these policies. If the investor holds directly or indirectly (through subsidiaries, for example) twenty percent or more of the voting power of the investee, it is presumed to have significant influence unless it can be clearly demonstrated otherwise. The existence of significant influence by an investor is generally evidenced by one or more of the following forms: (a) representation on the board of directors or on the board of executive officers of the investee; (b) participation in policy-making processes, including decisions on dividends and other distributions; (c) material transactions between the investor and the investee; (d) exchange of directors or managers; (e) provision of essential technical information.

6.13 Materiality of the Related Party Transaction – the amount considered relevant for the purpose of approving or disclosing a related party transaction.

6.14 Close Family Member – the children of the person, spouse or partner; the children of the person's spouse or partner; dependents of the person, their spouse or partner.

6.15 Regulatory Powers of Eletrobras Companies – a document that establishes guidelines and responsibilities for the limits of approval by the authorizing bodies of Eletrobras companies, whether related to tangible or intangible values, whether or not involving other organizations, without prejudice to other attributions defined in the articles of incorporation not included in this normative.

6.16 Management Bodies – boards of directors and executive boards.

6.17 Adequate Compensatory Payment – an effective guarantee of the patrimonial interest harmed by a deal in which the transaction with a related party does not present commutative benefits.

6.18 Conflicted Party – an individual or legal entity with particular interests in the transaction, which may potentially or effectively interfere with the legitimate interests of one or more parties involved for their own benefit and/or a third party.

6.19 Unrelated Party – in the context of Technical Pronouncement 05 (CPC 05), two entities are not related parties simply because they have a manager or other member of key management personnel in common, or because a member of key management personnel of the entity that exercises significant influence over the other entity:

a)	two joint venturers simply by sharing joint control over a joint venture;
b)	entities that provide financing;
c)	unions;
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d)	public service providers;
e)	departments and agencies of the State that do not control, fully or jointly, or exercise significant influence over the reporting entity simply by virtue of their normal business with the entity (even though they may affect the freedom of action of the entity or participate in its decision-making process); and
f)	customer, supplier, franchisor, dealer, distributor or general agent with whom the entity maintains a significant volume of business, merely due to the resulting economic dependence.

6.20 Related party – person or entity related to Eletrobras or one of the Eletrobras companies, applicable, namely:

a)	a person, or a close member of their family who has full or shared control of Eletrobras or one of the Eletrobras companies;
b)	has significant influence over Eletrobras or one of Eletrobras' companies;
c)	hold a position that gives you authority and responsibility for planning, direction and control of Eletrobras or one of Eletrobras' companies;
d)	individuals who have a shareholding (direct or indirect) equal to or greater than 20%, according to the applicable CPC, of the capital of Eletrobras or one of the Eletrobras companies;
e)	an entity that meets one of the following conditions:
–	two or more entities are members of the same economic group, that is, the parent company and each subsidiary are interrelated, as well as the entities under common control are related to each other;
–	the entity is affiliated or joint venture with another entity (or affiliated or jointly controlled with an entity that is a member of an economic group of which the other entity is a member);
–	both entities are under the joint venture of a third entity;
–	one entity is under the joint venture of a third entity and the other entity is an affiliate of that third entity;
–	the entity is a post-employment benefit plan whose beneficiaries are the employees of both entities, the one reporting the information and the one related to the one reporting the information. If the reporting entity is itself a post-employment benefit plan, the employees who contribute to it, will also be considered related parties to the reporting entity;
–	the entity is controlled, fully or under joint control, by a person identified in items "a", "b" and "c";
–	a person who has full or shared control of Eletrobras or one of the Eletrobras companies exercises significant influence over the entity, or holds a position that gives him authority and responsibility for planning, direction and control of Eletrobras or one of the Eletrobras companies (or the entity's parent company);
f)	members of the fiscal council, the board of directors and statutory committees, and of the executive board, as well as their spouses, partners and relatives, blood or related, up to the second degree;
g)	individual, legal entity, government, company or entity present in the List of Related Parties of Eletrobras.
6.21	Key Management Personnel – persons who have authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any manager (executive or otherwise) of that entity.
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6.22	Focal Points – for the purposes of this policy, they are professionals appointed by the executive boards as responsible for monitoring transactions with related parties in certain areas, according to the responsibilities contained in this policy.
6.23	List of Related Parties of Eletrobras – report composed of all registrations of related parties of Eletrobras, individuals and legal entities.
6.24	Compensation – includes all benefits to employees and managers, as defined in Technical Pronouncement CPC 33 – Employee Benefits, including benefits CPC_05(R1) within the scope of Technical Pronouncement CPC 10 – Share-Based Payment, such as:
a)	short-term benefits to employees and managers, such as wages, salaries and social security contributions, paid leave and sick pay, profit sharing and bonuses (if payable within twelve months after the end of the fiscal year) and non-monetary benefits (such as health care, housing, automobiles and free or subsidized goods or services) for current employees and managers;
b)	post-employment benefits, such as pensions, other retirement benefits, post-employment life insurance and post-employment medical care;
c)	other long-term benefits, including leave for years of service or sabbatical leave, anniversary or other benefits for years of service, long-term disability benefits and, if not payable in full within twelve months after the end of the fiscal year, profit sharing, bonuses and deferred compensation;
d)	employment termination benefits; and
e)	share-based compensation.
6.25	SAP System – software system.
6.26	Affiliated Companies – companies in which a shareholder has significant influence, under the terms of the law.
6.27	Subsidiaries – companies in which the parent company, directly or through other subsidiaries, holds partner/shareholder rights that permanently ensure preponderance in corporate resolutions and the power to elect the majority of managers.
6.28	Stock Option – a form of variable compensation paid to employees who achieve certain results within a company. It is a mechanism for the purchase of shares by employees.
6.29	Transaction with Related Parties (TRP) – operation in which there is a transfer of resources, services or obligations between Eletrobras or one or more Eletrobras companies and a related party, regardless of whether an amount is charged in return.
6.30	Related Transactions – the set of similar transactions that are logically related to each other by virtue of their object or parts, such as:
a)	subsequent transactions that result from a first transaction already made, provided that it has established its main conditions, including the amounts involved; and
b)	transactions of continuous duration that include periodic installments, provided that the amounts involved are already known.
7	General Provisions

7.1 The guidelines established in this policy must be observed by all employees of Eletrobras and Eletrobras companies, managers, fiscal councilors, members of statutory committees,

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shareholders, in addition to any business partners, suppliers, service providers and employees of business partners and special purpose companies.

7.2 Any flexibility and/or modifications in acts or regulations issued by regulatory bodies must be considered in conjunction with this policy.

7.3 Eletrobras and the Eletrobras companies must adapt the controls that may be necessary in accordance with the provisions of this policy, within a maximum period of 90 days from the approval by the Board of Directors of Eletrobras.

7.4 The formal channel for receiving complaints involving transactions with related parties is the Eletrobras Reporting Channel, which can be accessed through the link: Eletrobras Reporting Channel (relatoconfidencial.com.br), or by calling 0800 721 9885, daily.

7.5 The forms mentioned in this policy are available on the intranet of Eletrobras and Eletrobras companies.

7.6        Replaces edition 4.0 of the POL-TPR, approved by DEL-235/2021, of 12.17.2021.

7.7        The normative documents and provisions contrary to this policy are revoked.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.